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  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 1998
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ______________________

                               SCHEDULE 14D-9/A
                               (Amendment No. 1)

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                            ______________________

                            STATE OF THE ART, INC.
                           (Name of Subject Company)

                            STATE OF THE ART, INC.
                     (Names of Person(s) Filing Statement)

                          Common Stock, no par value
                        (Title of Class of Securities)

                            ______________________

                                   85730710
                     (CUSIP Number of Class of Securities)

                            ______________________

                                David W. Hanna
                     President and Chief Executive Officer
                            State Of The Art, Inc.
                              56 Technology Drive
                               Irvine, CA 92618
                                 (714)753-1222
                 (Name, address and telephone number of person
              authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                            ______________________

                                With a copy to:

                              John A. Fore, Esq.
                                Selim Day, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                          Palo Alto, California 94304
                                 (650)493-9300

================================================================================
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        This Amendment No. 1 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 (as amended, the "Schedule 14D-9") filed by State of the Art, Inc., a California corporation (the "Company"), relating to the tender offer by Rose Acquisition Corp., a Delaware corporation (the "Purchaser"), a direct and indirect wholly owned subsidiary of The Sage Group plc, a company organized under the laws of England ("Parent"), to purchase all of the outstanding shares of Common Stock of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 1998. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the
Schedule 14D-9.


ITEM 3. IDENTITY AND BACKGROUND

        Item 3 of the Schedule 14D-9 is hereby amended by amending the last paragraph of the section entitled "Stock Options" under Item 3(b) to read as follows:

        The effect of this provision in the Merger Agreement is, among others, to accelerate the vesting of certain options granted to the Company's executive officers. Based on data as of December 31, 1997 and assuming the Effective Time occurs prior to April 1, 1998, James H. Clement, Jr., W. Frank King, Susan L. Rasinski, Richard G. Lull, David W. Hanna, James R. Eckstaedt, David R. Butler, James P. Moore, Michael F. King, Gregory G. Davidson and George Riviere will each receive at the Effective Time in cash approximately $279,688, $260,625, $260,625, $117,000, $143,438, $324,844, $186,303, $155,678, $41,250, $147,499
and $87,501, respectively. The amounts to be received by each of the foregoing persons may change based on the date on which such person's options vest.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        Item 4(b) of the Schedule 14D-9 is hereby amended by amending the section under "Factors Considered by the Board of Directors" as follows:

        (a)     Paragraph (i) is hereby amended to read as follows:

                (i) the financial and other terms of the Offer, the Merger and the Merger Agreement, including (a) the Board of Directors' belief that Parent could consummate the Offer and the Merger in a short time period, (b) Parent's access to financing for the acquisition of the Shares in the Offer and the Merger, and (c) the all-cash payment terms of the Offer.

        (b)     Paragraph (v) is hereby amended to read as follows:

                (v) Parent's financial condition and ability to cause the Purchaser to meet its obligations under the Merger Agreement, including (a) Parent's ability to finance the acquisition of the Shares in the Offer and the Merger (b) Parent's ability to consummate the transactions contemplated by the Merger Agreement in a short time period and (c) Parent's ability to operate the business of the Company on a going-forward basis.

        (c)     Paragraph (vi) is hereby amended to read as follows:

                (vi) the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates, the familiarity of Parent with the Company's business and the nature of the industry in which it operates and the synergies achievable by combining the Company's and Parent's businesses taking into account the distinctive product lines of the Company and Parent.

        (d)     Paragraph (vii) is hereby amended to read as follows:

                (vii) the Board of Director's belief that the transactions contemplated by the Merger Agreement could offer growth opportunities to the Company's employees, including providing employees with the potential to participate in the combined entity in the form of Parent options and otherwise.

        (e) The following paragraph is added as new paragraph (viii) as follows:

                (viii) the willingness of certain shareholders of the Company to enter into the Shareholder Agreement, pursuant to which, among other things, such shareholders agreed to tender the Shares owned by them for purchase by Parent pursuant to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

        Item 6(a) of the Schedule 14D-9 is hereby amended by adding the following information:

        On December 31, 1997, the administrator of the 1997 Employee Stock Purchase Plan ("ESPP"), on behalf of each of David R. Butler, James P. Moore, and Gregory G. Davidson, purchased 357, 143 and 236 Shares, respectively, pursuant to the terms of the ESPP.
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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        By: /s/ David W. Hanna
                                        -------------------------------
                                        David W. Hanna
                                        President and Chief Executive Officer

Dated: February 20, 1998